
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 26, 2013

Via E-mail
Mark E. Seaton
Chief Financial Officer
First American Financial Corporation
1 First American Way
Santa Ana, California 92707

Re:   **First American Financial Corporation**
      **Form 10-K for the Fiscal Year Ended December 31, 2012**
      **Filed February 28, 2013**
      **File No. 001-34580**

Dear Mr. Seaton:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Provision for policy losses, page 32

1. Please provide us the following in the form of proposed disclosure to be included in future periodic filings:
   - Two tables, one for known title claims and one for IBNR title claims, in the same format and for the same periods as the one in Note 9. Reserve for Known and Incurred But Not Reported Claims on page 90. To the extent that provisions are transferred from IBNR to known claims, show the transfers as a separate line item in the IBNR table so as to show IBNR provisions gross.
   - For each table, explain the reasons for the fluctuation during 2012 as compared to 2011, separately for provisions related to current year and for prior years.

- Explain why the IBNR reserve decreased from $817 million at December 31, 2011 to $805 million at December 31, 2012 while title insurance premiums and escrow fees increased 20% for 2012 as compared to 2011.
- Explain the reason for any unusual relationship between the decrease in the IBNR reserve as of December 31, 2012 as compared to December 31, 2011 and the change in amount of premiums in force as of December 31, 2012 as compared to December 31, 2011.

Notes to Consolidated Financial Statements
Note 21.  Litigation and Regulatory Contingencies, page 115

2.  Refer to the last paragraph of this note regarding numerous ongoing routine legal and regulatory proceedings in which the Company is involved.  Please provide us proposed disclosure to be included in future periodic reports that clarifies what you mean by "While the ultimate disposition of each proceeding is not determinable."  In this regard, if you are not able to estimate a possible amount or range, please make a clear statement that such an estimate cannot be made as required by ASC 450-20-50.  Further as required by ASC 450-20-50, describe the nature of each material contingency in your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald Abbott, Staff Accountant, at (202) 551-3608 if you have questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

 /s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant